AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2005

                                              SECURITIES ACT FILE NO. 333-118854
                                       INVESTMENT COMPANY ACT FILE NO. 811-21173

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------

                                   SCHEDULE TO

                          ISSUER TENDER OFFER STATEMENT
                          -----------------------------
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                                (NAME OF ISSUER)

                           MAN-GLENWOOD LEXINGTON, LLC
                           ---------------------------
                      (NAMES OF PERSON(S) FILING STATEMENT)

                       UNITS OF INTEREST, PAR VALUE $0.01
                       ----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   561649 10 4
                                   -----------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEVEN ZORIC, ESQ.
                           MAN-GLENWOOD LEXINGTON, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                 (312) 881-6500
                                 --------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
   RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                  --------------------------------------------

                                   COPIES TO:
                            MICHAEL S. CACCESE, ESQ.
                           KIRKPATRICK & LOCKHART LLP
                                 75 STATE STREET
                              BOSTON, MA 02109-1808

                            CALULATION OF FILING FEE

           Transaction Valuation                Amount of Filing Fee
           ---------------------                --------------------

               Not Applicable                      Not Applicable

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
      Amount Previously Paid: ________________  Filing Party:_________________
      Form or Registration No.:_______________  Date Filed:___________________
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
      [ ]  third-party tender offer subject to Rule 14d-1.
      [X]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.
      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

  MAN-GLENWOOD LEXINGTON FUNDS
  REGISTERED FUNDS OF HEDGE FUNDS

[LOGO]

        MAN-GLENWOOD LEXINGTON, LLC AND MAN-GLENWOOD LEXINGTON TEI, LLC
                    Advance Notice of One-Time Exchange Offer

  We wish to give you advance notice that the upcoming Tender Offer of Units for Man-Glenwood Lexington, LLC (MGL) on March 31, 2005 will include, in addition to a cash repurchase offer open to all investors, a one-time exchange offer whereby tax-exempt and tax-deferred Members in MGL can exchange their MGL Units for Units of Man-Glenwood Lexington TEI, LLC (TEI) having the same value. TEI is available only to tax-exempt and tax-deferred investors. MGL and TEI invest in the same master fund, Man-Glenwood Lexington Associates Portfolio, LLC. The following relates to the one-time exchange:

  TEI TEI is designed specifically to eliminate Unrelated Business Taxable Income (UBTI) that a tax-exempt or tax-deferred investor can potentially incur with an investment in MGL. Each Member should consult its own tax advisor as to the tax ramifications of this exchange.

  OTHER INFORMATION OF NOTE

                              o This is a one-time privilege for an exchange. It will not be possible for a tax-exempt or tax-deferred Member to exchange units of MGL for TEI in the future.
                              o Eligible Members interested in exchanging should read the TEI Prospectus that will accompany the tender offer materials prior to deciding to participate.
                              o Beginning with April 1, 2005 subscriptions, only taxable investors may subscribe to MGL. Tax-exempt and tax deferred investors will no longer be eligible to initially invest in MGL and should consider TEI instead.
                              o Existing tax-exempt and tax-deferred Members who choose to retain their Units in MGL will be able to add to their investment in the future.
                              o There will be no audit holdback for Members who participate in the Exchange Offer as normally occurs with a full repurchase request.
                              o Members participating in the Exchange Offer will receive a K-1 for both MGL and TEI in 2006 for the 2005 tax year.

  PROCEDURES AND DATES        The tender offer statement and materials will be
                              mailed to all investors in MGL on or around
                              January 31, 2005 along with a Prospectus for TEI.
                              A copy of the tender offer statement and materials will be sent to their advisors via email. Those
                              Members wishing to participate in the Exchange
                              Offer or who wish to tender for cash will need to inform the Fund of this decision by February 28, 2005 via completion and return of the respective forms provided in the materials. NO ACTION WILL BE
                              REQUIRED IF A MEMBER DOES NOT WISH TO SELL ANY
                              PORTION OF THEIR UNITS OR IF A TAX-EXEMPT OR
                              TAX-DEFERRED MEMBER DOES NOT WISH TO PARTICIPATE
                              IN THE EXCHANGE.

  TENDER OFFER STATEMENT      THE TENDER OFFER STATEMENT CONTAINS IMPORTANT
                              INFORMATION. PLEASE READ THE STATEMENT AND
                              MATERIALS WHEN THEY BECOME AVAILABLE. THE TENDER
                              OFFER STATEMENT AND MATERIALS WILL BE MAILED AND
                              ALSO WILL BE AVAILABLE WITHOUT CHARGE ON THE SEC'S
                              WEBSITE, www.sec.gov.

  CONTACT US                  If you have any questions on the exchange tenderS
                              offer or need additional materials on TEI, PLEASE
                              CONTACT MAN'S SALES SUPPORT TEAM AT (800)
                              446-5345.

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